Exhibit 99.1

Condensed Interim Consolidated

Financial Statements

For the Three and Six Months Ended January 31, 2021

Expressed in Canadian Dollars

(Unaudited)

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 820 Heinz Avenue Berkeley, CA, 94710 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp

Unaudited Condensed Interim Consolidated Statements of Financial Position
As of January 31, 2021 and July 31, 2020

(Expressed in Canadian Dollars)

	Janury 31,	July 31,
	2021	2020
ASSETS

Current assets
Cash	$7,314	$26,104
Amounts receivable	5,932	27,660
Prepaid expenses	260,424	267,444
Total current assets	273,670	321,208

Investments	2	2
Intellectual property (Note 5)	311,102	320,474

Total Assets	$584,774	$641,684

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$4,540,706	$4,562,856
Short term loans (Note 6(a))	333,258	306,878
Unsecured convertible loan (Note 6(c))	160,881	-
Total current liabilities	5,034,845	4,869,734

Long term liabilities
Government grants (Note 6(b))	191,294	191,572
Total long term liabilities	191,294	191,572

Shareholders’ equity
Share capital (Note 7)	15,506,234	15,065,961
Share-based payment reserve (Note 8)	633,601	739,193
Warrant reserve (Note 7)	2,325,940	2,271,910
Accumulated other comprehensive profit (loss)	37,029	(170,374)
Deficit	(23,144,169)	(22,326,312)
Total shareholders’ deficit	(4,641,365)	(4,419,622)

Total liabilities and shareholders’ deficit	$584,774	$641,684

Nature of Operations and Going Concern (Note 1)

Commitments (Note 14)

Events After the Reporting Period (Note 15)

These financial statements were approved and authorized for issue on behalf of the Board of Directors on March 31, 2021 by:

On behalf of the Board:

“Jamieson Bondarenko”	“William Williams”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of
Operations and Comprehensive Loss

For the Three and Six Months Ended January 31, 2021 and 2020
(Expressed in Canadian Dollars)

	Three month period ended		Six month period ended
	January 31,		January 31,
	2021	2020	2021	2020
Expenses:
Research and development costs (Note 12)	$119,431	$1,216,051	$302,554	$2,220,697
General and administration costs (Note 13)	230,166	662,611	514,329	1,220,122
Share-based compensation (Note 8)	-	-	-	1,779
Total Expenses	349,597	1,878,662	816,883	3,442,598

Operating Loss	(349,597)	(1,878,662)	(816,883)	(3,442,598)

Finance expense (Note 6)	(56,251)	(3,952)	(75,566)	(6,208)
Change in fair value of convertible debt	-	-	-	(79,119)
Loss on extinguishment of debt (Note 7(b))	-	-	(31,000)	-
Foreign exchange loss	-	(332)	-	(20,096)
	(56,251)	(4,284)	(106,566)	(105,423)

Loss For The Period	(405,848)	(1,882,946)	(923,449)	(3,548,021)
Items That Will Subsequently Be Reclassified To Profit Or Loss
Foreign currency translation adjustment	163,988	(12,954)	207,403	(11,195)
	163,988	(12,954)	207,403	(11,195)
Comprehensive Loss for the Period	$(241,860)	$(1,895,900)	$(716,046)	$(3,559,216)

Basic and Fully Diluted Loss Per Share	$(0.52)	$(2.61)	$(1.19)	$(5.07)
Weighted Average Number Of Shares Outstanding	771,962	721,962	773,175	702,022

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended January 31, 2021 and 2020

(Expressed in Canadian Dollars)

	Six month period ended
	January 31
	2021	2020
Cash flow from operating activities
Net loss for the period	$(923,449)	$(3,548,021)
Items not affecting cash:
Depreciation and amortization	9,372	9,371
Share-based compensation	-	1,779
Accrued interest expense	31,366	-
Change in fair value of convertible loan	-	79,119
Change in fair value of warrants	(29,790)	-
Changes in non-cash working capital:
Amounts receivable	21,728	3,194
Prepaid expenses	-	(197,382)
Accounts payable and accrued liabilities	551,032	2,425,463
	(339,741)	(1,226,477)

Cash flow from financing activities
Proceeds on private placement	-	1,414,744
Proceeds from issuance of convertible loans	265,000	-
Short-term loans	31,950	199,047
Repayment of unsecured convertible loan	-	(477,599)
	296,950	1,136,192

Decrease in cash	(42,791)	(90,285)
Effect of changes in foreign exchange rates	24,001	(8,939)
Cash and cash equivalents, beginning of period	26,104	192,916

Cash and cash equivalents, end of period	$7,314	$93,692

Supplementary information:
Significant non-cash transactions
Shares issued for settlement of debt	$405,000	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended January 31, 2021 and 2020

(Expressed in Canadian Dollars)

	SHARE CAPITAL		SHARE-BASED PAYMENT	WARRANT	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS’
	SHARES	AMOUNT	RESERVE	RESERVE	PROFIT (LOSS)	DEFICIT	EQUITY (DEFICIT
Balance, July 31, 2019	654,593	13,651,217	877,089	2,870,442	(124,295)	(18,120,590)	(846,137)
Private Placement	40,300	846,300	-	-	-	-	846,300
Private Placement	27,069	568,444	-	-	-	-	568,444
Expiration of warrants	-	-	-	(598,531)	-	598,531	-
Expiration of options	-	-	(84,997)	-	-	84,997	-
Share-based compensation	-	-	1,779	-	-	-	1,779
Foreign exchange translation	-	-	-	-	(11,195)	-	(11,195)
Loss for the period	-	-	-	-	-	(3,548,021)	(3,548,021)
Balance, January 31, 2020	721,962	$15,065,961	$793,871	2,271,911	$(135,490)	$(20,985,083)	$(2,988,830)

Balance, July 31, 2020	721,962	15,065,961	739,193	2,271,910	(170,374)	(22,326,312)	(4,419,622)
Issuance of warrants (Note 6(c))	-	-	-	54,030	-	-	54,030
Conversion feature (Note 6(c))	-	35,273	-	-	-	-	35,273
Issuance of shares for debt (Note 7(b))	50,000	405,000	-	-	-	-	405,000
Exipration of options (Note 8(a))	-	-	(105,592)	-	-	105,592	-
Foreign exchange translation	-	-	-	-	207,403	-	207,403
Loss for the period	-	-	-	-	-	(923,449)	(923,449)
Balance, January 31, 2021	771,962	$15,506,234	$633,601	$2,325,940	$37,029	$(23,144,169)	$(4,641,365)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

BriaCell Therapeutics Corp. (“BriaCell” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the TSX Venture Exchange (“TSXV”). The Company trades on the TSX Venture under the symbol “BCT.V”. Subsequent to the balance sheet date, on February 24, 2021, the Company also trades on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”. On February 26, 2021, the Company completed an underwritten public offering in the United States and raised US$25 million (gross) – see Note 15(a).

The Company’s head office is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1.

BriaCell is an immuno-oncology biotechnology company. BriaCell owns the US patent to Bria-IMT™, a whole-cell cancer vaccine (US Patent No.7674456) (the “Patent”). The Company is currently advancing its immunotherapy program, Bria-IMT™, to complete a 24-subject Phase I/IIa clinical trial and by research activities in the context of BriaDx™, a companion diagnostic test to identify patients likely benefitting from Bria-IMT™.

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception of $23,144,168 (July 31, 2020 - $22,326,312) has negative working capital and negative cash flows from operating activities and is currently in the development stage and has not commenced commercial operations. The Company’s ability to continue as a going concern is dependent upon its ability to attain future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. As of January 31, 2021, the Company had not yet completed the clinical development of or achieved regulatory approval to market Bria-IMT™, its lead product candidate and expects to incur further losses; the nature of a development stage immuno-oncology company requires the raising of financial capital to support its clinical development programs and administrative costs. The uncertainty of the Company’s ability to raise such financial capital casts significant doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2021.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

2. Basis of Presentation

Statement of Compliance

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2020.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of January 31, 2021.

Basis of Presentation

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in Canadian dollars which is the Company’s reporting currency.

Retroactive Adjustment for Reverse Stock Split

In December 2019, the Board and TSXV approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented effective January 2, 2020. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed interim consolidated financial statements for all periods presented.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments that are required to be measured at fair value.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of BriaCell and its wholly-owned US subsidiary BriaCell Therapeutics Corp. (“BTC”) and BTC’s wholly owned subsidiary – Sapientia Pharmaceuticals, Inc. (“Sapientia”). The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

3. Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements as of July 31, 2020. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended July 31, 2020.

4. Significant Accounting Judgments and Estimates

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	The series of loans made to the subsidiary company are considered part of the parent company’s net investment in a foreign operation as the Company does not plan to settle these balances in the foreseeable future. As a result of this assessment, the unrealized foreign exchange gains and losses on the intercompany loans are recorded through compressive loss. If the Company determined that settlement of these amounts was planned or likely in the foreseeable future, the resultant foreign exchange gains and losses would be recorded through profit or loss.

●	The change in the fair value of the unsecured convertible loan is based on an estimate determined by the Black-Scholes Model.

●	Preparation of the consolidated financial statement on a going concern basis, which contemplates the realization of assets and payments of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets, including its intangible assets and to meet its liabilities as they become due.

●	Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

5. Intellectual Property

The attributable intellectual property relates to Sapientia’s various patents, which the Company is amortizing over 20 years, consistent with its accounting policy. During the three and six months ended January 31, 2021, the Company recorded $4,686 and $9,372, respectively in amortization on intellectual property (for the three and six months ended January 31, 2020 - $4,686 and $9,372, respectively).

Costs			Accumulated Amortization			Net Book Value

July 31, 2020:
July 31, 2019	Additions	July 31, 2020	July 31, 2019	Amortization during the year	July 31, 2020	July 31, 2020
$374,852	$-	$374,852	$35,637	$18,741	$54,378	$320,474

January 31, 2021:
July 31, 2020	Additions	January 31, 2021	July 31, 2020	Amortization during the period	January 31, 2021	January 31, 2021
$374,852	$-	$374,852	$54,378	$9,372	$63,750	$311,102

6. Loans

a)	Short-terms loans

(i) Composition:

	As of
	January 31, 2021	July 31, 2020

Opening balance	$306,878	$-
Additional loans (ii)	31,950	294,655
Accrued interest (iii)	4,923	12,223
FX Adjustment	(10,493)	-
Closing balance	$333,258	$306,878

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

6. Loans (continued)

a)	Short-terms loans (continued)

(ii)	During the six months ended January 31, 2021, the Company received three unsecured loans from two directors and an officer in the total amount of US$25,000 (“Short-Term Loans”). The Short-Term Loans all bear interest at 2.5% annually and are repayable on or before July 31, 2021. See Note 15(b) for details of repayment of the short terms loans subsequent to the balance sheet date.

(iii)	Total interest expense in respect to all short-term loans for the three and six months ended January 31, 2021 is $2,473 and $4,923, respectively (for the three and six months ended January 31, 2020 - ($639 and $639, respectively).

b)	Government grants

On April 24, 2020, the Company received a $40,000 loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan bears 0% interest until December 31, 2022. If the balance is not paid by December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly, effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025. No principal payments required until December 31, 2022. Principal repayments can be voluntarily made at any time without fees or penalties. $10,000 loan forgiveness is available, provided the outstanding balance is $40,000 at December 31, 2020, and $30,000 is paid back between January 1, 2021 and December 31, 2022. The loan was recognized at the fair value based on an estimated market interest rate of 15%.

For the three and six months ended January 31, 2021, the Company recorded an interest expense of $1,100 and $2,159, respectively, being the interest accretion on the CEBA Loan (for the three and six months ended January 31, 2020 – nil and nil, respectively).

On May 1, 2020 the Company received US$127,030 as a loan from the Paycheck Protection Program in the United States (the “Program”) The terms of the Program provide that a portion of the loan may be forgiven, to the extent that the amounts spent during the eight week period following the first disbursement of the loan are incurred as follows: (i) payroll costs, (ii) interest payments on mortgages incurred before February 15, 2020, (iii) rent payments on leases in effect before February 15, 2020, and (iv) utility payments for which service began before February 15, 2020 (“Program Expenses”). The unforgiven part of the loan must be repaid within two years and bears interest at 1% per annum. The Company used the entire proceeds to pay Program expenses and is currently in the process of applying to have this loan forgiven. The loan was recognized at the fair value based on an estimated market interest rate of 15%.

For the three and six months ended January 31, 2021, the Company recorded an interest expenses of $4,619 and $9,309, respectively being the interest accretion on the PPP Loan (for the three and six months ended January 31, 2020 – nil and nil, respectively).

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

6. Loans (continued)

c)	Convertible Loan

On November 16, 2020, the Company closed a brokered private placement (the “Offering”) of an unsecured convertible debenture unit of the Company (the “Unit”) to a single subscriber, purchased at a price of $375,000, less an original discount of approximately 29.33%, for aggregate gross proceeds of $265,000.

The Unit is comprised of (A) $375,000 principal amount (“Principal Amount”) of a 5.0% convertible unsecured debenture of the Company (the “Debenture”), due on the earlier of (i) 5 years from the issue date; (ii) the Company receiving $2,000,000 or more by way of private placement or public offering; or (iii) such earlier date as the principal amount hereof may become due, subject to extension upon mutual agreement of the Company and the holder of the Debenture; and (B) 69,188 common share purchase warrants of the Company (“Warrants”).

The Debenture is convertible, at the option of the holder thereof, from the period beginning on May 16, 2021, until the repayment of the Debenture in full, into that number of common shares of the Company (“Common Shares”) computed on the basis of the principal amount of the Debenture divided by the conversion price of $5.42 per Common Share (the “Conversion Price”).

Each Warrant entitles the holder thereof to purchase one Common Share of the Company (each a “Warrant Share”) for a period of five (5) years from the Closing Date at a price of $5.42 per Warrant Share, subject to adjustment as set forth in the Warrants. Each Warrant may also be exercised by presentation and surrender of the Warrant to the Company with a written notice of the Subscriber’s intention to effect a cashless exercise.

The Debenture will bear interest at a rate of 5.0% per annum and the Debenture may be prepaid in full or in part by the Company during the initial 120 day period after issuance of the Debenture without penalty. After 120 days, and only if the Company elects to prepay the Debenture prior to November 16, 2021, the Company will be required to pay a cash prepayment penalty equal to 35% of the Principal Amount of the Debenture (the “Prepayment Penalty”). In the event of default on the Debenture, the interest rate will increase to 12% per annum and a cash penalty payment equal to 40% of the Principal Amount of the Debenture will be added to the Principal Amount of the Debenture (the “Default Penalty”); and the Principal Amount, any accrued and unpaid interest and any other amount owing pursuant the Debenture, including any Prepayment Penalty and/or Default Penalty outstanding at that time shall be accelerated, and shall become immediately due and payable at the option of the holder.

In consideration for the services rendered by ThinkEquity, a division of Fordham Financial Management, Inc. (the “Broker”), the Broker received a cash commission of $26,500 from the Company in connection with the Offering. As additional consideration, the Company also issued to the Broker 4,890 non-transferable compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $5.42 at any time in whole or in part for a period of five (5) years from the Closing Date.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

6. Loans (continued)

c)	Convertible Loan (continued)

The Debentures’ proceeds of $235,210 (net of expenses) received were separated into the liability component of $145,908, equity component of $35,273, and warrants and broker warrants with a value of $35,273 and $18,757, respectively. The liability is carried at amortized cost using the effective interest rate method with an effective interest rate of 19.97% per annum. Transaction costs of $158,547 were paid in relation with the Debentures. The fair value of the warrants and the broker warrants issued with the Debentures was valued using the Black-Scholes option pricing model based on the following assumptions: volatility of 100% using the historical prices of the Company, risk-free interest rate of 0.49%, expected life of 5 years and share price of $5.22. During the three and six month periods ended January 31, 2021, the Company recorded interest of $3,750 and accretion expenses of $11,224 which were recorded as finance expense in the consolidated statements of operations and comprehensive loss.

See Note 15(c) for details of repayment of the Debenture subsequent to the balance sheet date.

7. Share Capital and Warrant Reserve

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares with no par value.

Retroactive Adjustment For Reverse Stock Split

In December 2019, the Board and TSX-V approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented effective on or about January 2, 2020. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed interim consolidated financial statements for all periods presented.

b)	Issued share capital

On August 18, 2020, the Company issued 50,000 common shares to Sichenzia Ross Ference LLP or certain members or employees of Sichenzia Ross Ference LLP as compensation for legal services. The shares were valued at $8.10 per share and the Company recorded a loss on the extinguishment of debt of $31,000.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

7. Share Capital and Warrant Reserve (continued)

c)	Share Purchase Warrants

(i)	During the six months ended January 31, 2021, the Company issued 69,188 warrants in connection with issuance of the Debenture – see Note 6(c).

(ii)	As of January 31, 2021, warrants outstanding were as follows:

Number		Exercisable
of	Exercise	At
Warrants	Price	January 31, 2021	Expiry Date
11,404	$90	11,404	April 26, 2021
26,050	$36	26,050	October 2021-July 2022
69,188	$5.42	69,188	November 16, 2025
106,642		106,642

d)	Compensation Warrants

(i)	During the six months ended January 31, 2021, the Company issued 4,890 compensation warrants in connection with issuance of the Debenture – see Note 6(c).

(ii)	As of January 31, 2021, compensation warrants outstanding were as follows:

Number Of
Compensation	Exercise	Exercisable at
Warrants	Price	January 31, 2021	Expiry Date

912	$90	912	April 26, 2021 (a)
4,167	$42	4,167	March 27, 2021
8,711	$42	8,711	March 27, 2021
4,890	$5.42	4,890	November 16, 2025
13,790		13,790

(a) Each compensation warrant can be exercised at $90 into one unit of BriaCell comprising one common share and one share purchase warrant. Each resultant share purchase warrant acquired can be exercised into an additional common share of BriaCell at $105 if exercised by April 26, 2021.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

8. Share-Based Compensation and Share-Based Payment Reserve

The Company has adopted a stock option plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

a)	On November 4, 2020, 1,917 stock options with an exercise price of $77.00 expired.

b)	The Company recognized stock- based compensation expense in relation to the vesting of options issued during previous years of $ nil and $ nil for the three and six months ended January 31, 2021, respectively (for three and six months ended January 31, 2020 - $ nil and $1,779, respectively)

c)	As of January 31, 2021, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price	Exercisable At January 31, 2021	Expiry Date
667	$77	667	November 4, 2025
8,000	$45	8,000	March 1, 2021
1,667	$60	1,667	March 10, 2022
6,719	$42	6,719	May 1, 2021
833	$42	833	July 1, 2023
166	$21	166	September 9, 2024
18,052		18,052

d) As of January 31, 2021, stock options outstanding have a weighted average remaining contractual life of 0.56 years (January 31, 2020 – 1.64 years).

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

9. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of January 31, 2021, included in accounts payable and accrued liabilities and short-term loans are amounts owing to a company controlled by an officer in the amount of $76,459 (July 31, 2020 - $52,500) for consulting fees and a short term loan; and amounts owing to directors of $849,574 (July 31, 2020 - $602,287) for directors’ fees and short term loans.

During the three and six months period ended January 31, 2021 and 2020, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended		Six month period ended
	January 31,		January 31,
	2021	2020	2021	2020

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$10,500	$10,500	$21,000	$21,000
b) Paid or accrued consulting fees to companies controlled by individual directors.	$9,565	$8,425	$19,565	$20,100
c) Paid or accrued wages and consulting fees to directors	$112,394	$142,659	$246,850	$285,545
d) Share based compensation to directors and officers	$-	$-	$-	$-

10. Capital Management

The Company’s capital comprises share capital, share-based payment reserve, warrant reserve, and accumulated other comprehensive loss. The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support the Company’s business activities. The Board of Directors does not establish quantitative return on capital criteria for management; it relies on the expertise of the Company’s management to sustain future development of the business.

The intellectual property in which the Company currently has an interest is in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned research and development and pay for administrative costs, the Company intends to raise additional amounts as needed.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

11. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments is remote.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of January 31, 2021, the Company has a negative working capital balance of $4,761,175 (July 31, 2020 – negative working capital of $4,548,526) and short term loans and a convertible loan of $494,139 (July 31, 2020 – $306,878), the Company has not yet achieved profitable operations and expects to incur further losses in the development of its products; these factors cast significant doubt about the Company’s ability to continue as a going concern.

	Carrying amount	Contractual cash flows	Within 1 year	1-2 years	2-5 years	5+ years
Accounts payable and accrued liabilities	$4,540,706	$4,540,706	$4,540,706	$-	$-	$-
Short-Term Loans	333,258	333,258	333,258	-	-	-
Unsecured convertible loan	160,881	160,881	160,881	-	-	-
Government grant	191,294	202,344	-	202,344	-	-
	$5,226,139	$5,237,189	$5,034,845	$202,344	$-	$-

c)	Market risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include fixed interest rates; however, the Company does not believe it is exposed to material interest rate risk.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in a foreign currency (mainly its research operations which are conducted primarily in the United States of America in US dollars) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its U.S. denominated accounts payable and cash. As of January 31, 2021, a 5% depreciation or appreciation of the U.S. dollar against the Canadian dollar would have resulted in an approximate $205,000 (July 31, 2020 - $175,000) decrease or increase, respectively, in total loss and comprehensive loss.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

11. Financial Risk Factors

d)	COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

12. Research and Development Costs

	Three month period ended		Six month period ended
	Janury 31,		Janury 31,
	2021	2020	2021	2020

Wages and Salaries	$98,283	$265,978	$174,724	$513,427
Clinical Trials and Investigational drug costs	11,286	902,404	109,144	1,579,435
Office Rent	9,472	10,915	16,576	22,062
Licensing	-	27,908	-	77,325
Insurance product	390	-	2,110	2,017
Patents	-	8,846	-	26,431
	$119,431	$1,216,051	$302,554	$2,220,697

13. General and Administration Costs

	Three month period ended		Six month period ended
	Janury 31,		Janury 31,
	2021	2020	2021	2020

Consulting (Note 9)	$28,632	$23,660	$83,297	$110,850
Conferences	-	23,562	-	24,372
Insurance	9,354	4,000	9,551	8,000
Amortization	4,686	4,685	9,372	9,371
Professional fees (Note 9)	116,110	495,793	258,830	806,143
Regulatory, filing and transfer agent fees	4,946	20,985	10,547	28,106
Rent	6,715	3,983	11,671	7,957
Shareholder communications	11,381	28,611	26,668	100,381
Travel	-	4,062	8,058	6,010
Wages and salaries (Note 9)	46,375	28,048	92,357	63,395
Other	1,967	25,222	3,978	55,537
	$230,166	$662,611	$514,329	$1,220,122

14. Commitments

The Company’s lease arrangement for office space in Berkeley, California ended January 31, 2021 and the lease commitment is currently on a monthly basis in the amount of approximately $3,500 per month through to December 31, 2022.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

15. Events After the Reporting Period

a)	On February 26, 2021, the Company closed its previously announced underwritten public offering in the United States. The Company offered 4,852,353 common units at a public offering price of US$4.25 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (“Warrant”), and 1,030,000 pre-funded units at a public offering price of US$4.24 per unit, consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share. The Warrants have a per share exercise price of US$5.3125, can be exercised immediately, and expire five years from the date of issuance.

The aggregate gross proceeds to the Company from the offering were approximately US$25 million, before deducting underwriting discounts, commissions and other offering expenses (“Nasdaq Financing”). The Company has granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any. In connection with the closing of this offering, the underwriter has exercised its over-allotment option to purchase an additional 882,352 warrants. The underwriter has retained the right to exercise the balance of its over-allotment option within the 45-day period.

The common shares and warrants began trading on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW” respectively, on February 24, 2021.

b)	During March 2021, all the short-term loans and accrued interest were repaid.

c)	On March 1, 2021, the Convertible Loan was repaid.

d)	On March 27, 2021, 12,878 compensation warrants with an exercise price of $42 expired.

e)	On March 29, 2021, the Company granted of an aggregate of 617,300 incentive stock options (“Stock Options”) to directors, officers, employees and consultants under the Company’s stock option plan (“Stock Option Grant”). Of the Stock Option Grant, 560,000 Stock Options were granted to Insiders, as such term is defined in the Securities Act (British Columbia). The Stock Options are exercisable at US$4.24 per share, vest immediately, and expire in 5 years from the date of issuance.

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